Mail Stop 3561

May 20, 2008

Zhuangyi Wang
Chief Executive Officer
Forme Capital, Inc.
Jing Qi Street
Dongfeng Xincun
Sa'er Tu District
163311 Daqing, P.R. China

> **Re:** **Forme Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2008**
> **File No. 333-150800**

Dear Mr. Wang:

    This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

    You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

    We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
       Guzov Ofsink LLC
       Facsimile No. (212) 688-7273